UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HORIZON LINES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44044K101
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP NO. 44044K101	Page 2 of 10 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 227,873
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		227,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

227,873

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

6.41%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 44044K101	Page 3 of 10 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

NEW YORK

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 25,483
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		25,483

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

25,483

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

0.73%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 44044K101	Page 4 of 10 Pages

1.	Names of Reporting Persons

CASPIAN CREDIT ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 193,801
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		193,801

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

193,801

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

5.45%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 44044K101	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Horizon Lines, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

4064 Colony Road, Suite 200
Charlotte, North Carolina 28211

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Caspian Capital LP (“Caspian Capital”);

ii)	Caspian Capital Advisors, LLC (“Caspian Advisors”); and

iii)	Caspian Credit Advisors, LLC (“Caspian Credit”).

This statement relates to Shares (as defined below) held for the accounts of Caspian Capital Partners, L.P., Caspian Select Credit Master Fund, Ltd., Caspian Solitude Master Fund, L.P., Caspian Alpha Long Credit Fund, L.P., and certain other funds for which Caspian Capital provides investment management or investment advice (the “Other Accounts” and together with Capital Partners, L.P., Caspian Select Credit Master Fund, Ltd., Caspian Solitude Master Fund, L.P., and Caspian Alpha Long Credit Fund, L.P, collectively the “Accounts”).  Caspian Capital serves as the investment advisor for the Accounts.  Caspian Capital is controlled by Adam Cohen, David Corleto, and Mark Weissman (the “Principals”).  Caspian Advisors is the general partner of Caspian Capital Partners, L.P. and Caspian Credit is the general partner of an affiliate of Caspian Select Credit Master Fund, Ltd., Caspian Solitude Master Fund, L.P., and Caspian Alpha Long Credit Fund, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Caspian Capital, Caspian Advisors and Caspian Credit is 767 Fifth Avenue, New York, New York 10153.

Item 2(c).	Citizenship:

i)	Caspian Capital is a Delaware limited partnership;

ii)	Caspian Advisors is a New York limited liability company; and

iii)	Caspian Credit is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”).
Item 2(e).	CUSIP Number:

44044K101

CUSIP NO. 44044K101	Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Caspian Capital is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i) Caspian Capital may be deemed to be the beneficial owner of 227,873 Shares.  This number consists of (A) 105,896 Shares and (B) 121,977 Shares issuable upon conversion of 6.00% convertible bonds due April 15, 2017 (“Convertible Bonds”).  The Shares beneficially owned by Caspian Capital consist of (1) 25,483 Shares held for the account of Caspian Capital Partners, L.P., (2) 46,940 Shares held for the account of Caspian Select Credit Master Fund, Ltd., (3) 142,811 Shares held for the account of Caspian Alpha Long Credit Fund, L.P., (4) 4,050 Shares held for the account of Caspian Solitude Master Fund, L.P., and (5) 8,589 Shares held for the account of the Other Accounts.

(ii) Caspian Advisors may be deemed to be the beneficial owner of 25,483 Shares.  The Shares beneficially owned by Caspian Advisors consist of 25,483 Shares held for the account of Caspian Capital Partners, L.P.

(iii) Caspian Credit may be deemed to be the beneficial owner of 193,801 Shares.  This number consists of (A) 71,824 Shares and (B) 121,977 Shares issuable upon conversion of Convertible Bonds.  The Shares beneficially owned by Caspian Credit consist of (1) 46,940 Shares held for the account of Caspian Select Credit Master Fund, Ltd., (2) 4,050 Caspian Solitude Master Fund, L.P., and (3) 142,811 Caspian Alpha Long Credit Fund, L.P.

Item 4(b).	Percent of Class:

(i) Assuming full conversion of the Convertible Bonds beneficially owned by Caspian Capital, the number of Shares of which Caspian Capital may be deemed to be the beneficial owner constitutes approximately 6.41% of the total number of Shares outstanding.

(ii) The number of Shares of which Caspian Advisors may be deemed to be the beneficial owner constitutes approximately 0.73% of the total number of Shares outstanding.

(iii) Assuming full conversion of the Convertible Bonds beneficially owned by Caspian Credit, the number of Shares of which Caspian Credit may be deemed to be the beneficial owner constitutes approximately 5.45% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Caspian Capital
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	227,873
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	227,873

Caspian Advisors
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	25,483
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	25,483

Caspian Credit
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	193,801
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	193,801

CUSIP NO. 44044K101	Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Principals of Caspian Capital, Caspian Advisors and Caspian Credit are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the Accounts of Caspian Capital, Caspian Advisors and Caspian Credit in accordance with their ownership interests in Caspian Capital, Caspian Advisors and Caspian Credit.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 44044K101	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 14, 2012	CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 14, 2012	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CUSIP NO. 44044K101	Page 9 of 10 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 14, 2012, by and among Caspian Capital LP, Caspian Capital Advisors, LLC and Caspian Credit Advisors, LLC	13

CUSIP NO. 44044K101	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Horizon Lines, Inc. dated as of February 14, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2012	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 14, 2012	CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 14, 2012	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory